Arent Fox LLP / Washington, DC / New York, NY / Los Angeles, CA

EXHIBIT 8.1

Robert Honigman
202.857.6041 DIRECT
202.857.6395 FAX
honigman.robert@arentfox.com

June 13, 2012

ICON Oil & Gas Fund-A, L.P.

c/o ICON Oil & Gas GP, LLC, its Managing General Partner

3 Park Avenue, 36th Floor

New York, New York 10016

Ladies and Gentlemen:

We are counsel to ICON Oil & Gas Fund-A, L.P., a Delaware limited partnership (“Oil & Gas Fund A”), in connection with the Registration Statement on Form S-1 (File No. 333-177051 and all amendments thereto (the “Registration Statement”), filed by Oil & Gas Fund A with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Act”), with respect to the offer and sale of up to 20,000 limited partnership interests and investor general partner interests in Oil & Gas Fund A (the “Interests”). We have been asked to provide opinions on certain federal income tax matters relating to Oil & Gas Fund A pursuant to Item 601(b)(8) of Regulation S-K. The capitalized terms used in this letter and not otherwise defined herein shall have the meaning ascribed to them in the latest dated Prospectus of Oil & Gas Fund A included in Oil & Gas Fund A’s Registration Statement (the “Prospectus”).

For purposes of this opinion letter, we have examined and relied upon the following documents:

1.	A copy of the Prospectus;

2.	The Certificate of Limited Partnership of Oil & Gas Fund A, filed with the Secretary of State of the State of Delaware on May 9, 2011, as certified by ICON Oil & Gas GP, LLC, the Managing General Partner of Oil & Gas Fund A (the “Managing General Partner”), on the date hereof as being true, correct and complete, and in full force and effect;

3.	A copy of the form of Limited Partnership Agreement of Oil & Gas Fund A, as attached as Exhibit A to the Registration Statement (the “LP Agreement”), setting forth the intended agreement between the partners;

4.	The Representation Letter dated as of even date herewith, delivered to us by Oil & Gas Fund A; and

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June 13, 2012

5.	Such other additional instruments and documents, representations of Oil & Gas Fund A and of certain other persons, and such matters of law, all as we have deemed necessary or appropriate for purposes of this opinion.

In our examination, we have assumed the authenticity of original documents, the accuracy of copies, the genuineness of signatures and the capacity of each person executing a document to so act. For purposes of the opinions contained herein, we have assumed, with your consent, the following:

•	that the documents shown to us are true, correct and complete and we have been shown all modifications to such documents;

•	that the documents shown to us as certified or photostatic copies of original documents conform to the original documents;

•	that the documents listed above that have been reviewed in proposed or draft form will be executed in substantially the same form as the documents that we have reviewed; and

•	that all of the representations, factual assumptions and statements set forth in the documents listed above, including, without limitation, the representations, factual assumptions and statements of Oil & Gas Fund A set forth in the section of the Prospectus (and all amendments thereto) entitled “Federal Income Tax Consequences” are true and correct, and that all obligations imposed by any such documents on the parties thereto, and all obligations described in the Prospectus, as amended, that are assumed, represented or intended to be effected by Oil & Gas Fund A in such documents to maintain its classification as a partnership for federal income tax purposes, have been and will be performed or satisfied in accordance with their terms.

Our opinions are based upon the facts described in the Registration Statement and upon facts as they have been represented to us or determined by us as of this date. Any inaccuracies in or alterations of such facts may adversely affect our opinions. For purposes of our opinions, we have relied upon the representations made by the officers and directors of the Managing General Partner of Oil & Gas Fund A as set forth in the Registration Statement and elsewhere, including the Representation Letter, and we have not made an independent investigation of the facts or representations set forth in such documents. Further, our opinions are based upon existing statutory law and current applicable Treasury Regulations promulgated or proposed under the Internal Revenue Code of 1986, as amended (the “Code”), current published administrative positions of the Internal Revenue Service (the “Service”), and judicial decisions, all of which are subject to change either prospectively or retroactively, which changes could cause this opinion to no longer be valid.

June 13, 2012

We hereby confirm to you the opinions and statements attributed to us in the section of the Prospectus entitled “Federal Income Tax Consequences,” subject to all the statements, representations and assumptions accompanying such opinions and statements. In particular, we are of the opinion that:

1.           Oil & Gas Fund A will be classified as a partnership for federal income tax purposes and not as an association taxable as a corporation, and will not be treated as a publicly traded partnership. As a result, Oil & Gas Fund A will not be subject to federal income taxation but will be required to file a partnership information tax return each year. Each partner will be required to take into account, in computing such partner’s federal income tax liability, his or her distributive share of all items of income, gain, loss, deduction or credit (including items of tax preference) of Oil & Gas Fund A, and will be subject to tax on such income or gain even if Oil & Gas Fund A does not make any cash distributions.

2.           The statements in the Prospectus set forth under the caption “Federal Income Tax Consequences,” to the extent such statements constitute matters of federal income tax law, or legal conclusions with respect thereto, have been reviewed by us and are correct in all material respects. Specifically, with respect to a “typical investor,” (or Participant):

a.	The passive activity limitations on losses and credits of the partnership under Section 469 of the Code will apply to the Limited Partners in the partnership; and those limitations will not apply to the Investor General Partners in the partnership with respect to the partnership’s “working interests” until after their Investor General Partner Interests are converted to Limited Partner Interests, subject to certain passive loss recharacterization rules.

b.	The typical investor may deduct currently the partnership’s trade or business expense and other currently deductible items subject to certain potential limitations discussed in the Prospectus. The Code requires some items to be capitalized and not deducted currently, such as lease acquisition costs, Tangible Costs, and O&O Costs.

c.	The typical investor’s ability in any taxable year to use his share of the partnership’s deductions on his individual federal income tax returns may be reduced, eliminated or deferred by the investor’s personal tax situation, such as the amount of his regular taxable income, alternative minimum taxable income, losses, itemized deductions, personal exemptions, etc., which are not related to his investment in the partnership, the amount of the Participant’s adjusted basis in his Interests at the end of the partnership’s taxable year; the amount of the Participant’s “at risk” amount in the partnership at the end of the partnership’s taxable year; and the passive activity limitations on losses, and credits, if any, of the partnership in the case of Limited Partners (including Investor General Partners after their Interests are converted to Limited Partner Interests) who are natural persons or are entities that also are subject to the passive activity limitations on losses and credits under Section 469 of the Code.

June 13, 2012

d.	The typical investor may elect to deduct currently his share of the partnership’s Intangible Drilling Costs in the taxable year in which the payments are made and the drilling services are rendered under the terms of bona fide drilling contracts for the partnership’s wells. Alternatively, an investor may elect to capitalize and deduct all or part of his allocable share of the partnership’s Intangible Drilling Costs (which do not include drilling and completion costs of a re-entry well that are not related to deepening the well, if any) ratably over a 60-month period. Subject to the foregoing, a typical investor’s ability in any taxable year to use his share of these partnership deductions on his personal federal income tax returns may be reduced, eliminated or deferred by the “Potential Limitations on Deductions” set forth in the Prospectus’ discussion of Federal Income Tax Consequences, Special Counsel’s Opinions, Trade or Business Expenses and Other Currently Deductible Items.

e.	With respect to prepaid Intangible Drilling Costs, a typical investor may deduct his allocable share of any Intangible Drilling Cost prepayments by the partnership in the year in which the Participant invests in the partnership for wells the drilling of which will begin within the first 90 days of the next year. Subject to the foregoing, a typical investor’s ability in any taxable year to use his share of these partnership deductions on his personal federal income tax returns may be reduced, eliminated or deferred by the “Potential Limitations on Deductions” set forth in the Prospectus’ discussion of Federal Income Tax Consequences, Special Counsel’s Opinions, Trade or Business Expenses and Other Currently Deductible Items.

f.	A typical investor may deduct currently the greater of the cost depletion allowance or the percentage depletion allowance for each oil and natural gas property against their share of the partnership’s gross income from the sale of oil and natural gas production in the taxable year, subject to the following restrictions: a Participant’s cost depletion allowance cannot exceed his adjusted tax basis in the natural gas or oil property to which it relates; and a Participant’s percentage depletion allowance from a property may not exceed (i) 100% of the taxable income from the property, and (ii) 65% of the taxpayer's taxable income for the year computed without regard to percentage depletion, net operating loss carry-backs and capital loss carry-backs and, in the case of a Participant that is a trust, any distributions to its beneficiaries.

June 13, 2012

g.	A typical investor may claim cost recovery deductions for the partnership’s reasonable Tangible Costs for equipment placed in its productive wells that cannot be deducted immediately. Subject to the foregoing, a typical investor’s ability in any taxable year to use his share of these partnership deductions on his personal federal income tax returns may be reduced, eliminated or deferred by the “Potential Limitations on Deductions” set forth in the Prospectus’ discussion of Federal Income Tax Consequences, Special Counsel’s Opinions, Trade or Business Expenses and Other Currently Deductible Items.

h.	A typical investor’s tax basis in his Interests will initially be the amount of money that he paid for his Interests plus his share of the Partnership’s debt, if any. A typical investor will have a single tax basis in all of his Interests, and such tax basis will be adjusted to account for subsequent contributions, distributions, and the his distributive share of the partnership’s income, gain, loss, and deduction.

i.	The typical investor’s initial “at risk” amount in the partnership will be the amount of money that he paid for his Interests.

j.	A typical investor’s allocations of the partnership’s income, gain, loss, deduction, and credit, including the allocations of basis and amount realized with respect to the partnership’s oil and natural gas properties, as set forth in the Partnership Agreement will have substantial economic effect.

k.	A typical investor will not recognize gain or loss on payment of their subscriptions to the partnership.

l.	The partnership will possess the requisite profit motive under Section 183 of the Code. Also, Section 7701(o), the partnership anti-abuse rule in Treasury Regulation Section 1.701-2 and potentially relevant judicial doctrines will not have a material adverse effect on the tax consequences of an investment in the partnership by a typical investor as described in the partnership’s opinions and analysis.

m.	Based on its expected operations, the partnership will not engage in any reportable transaction under Section 6707A(c) of the Code. Nevertheless, a reportable transaction may occur if the partnership incurs greater than expected losses.

n.	The federal tax treatment of a typical investor’s investment in the partnership as set forth in the opinions above more likely than not is the proper federal tax treatment and more likely than not would be upheld on the merits if challenged by the IRS and litigated.

Please note that the Prospectus further states that Oil & Gas Fund A’s classification and taxation as a partnership will depend upon its ability (based on its actual operations) to meet the requirements set forth to be classified as a partnership and not as a publicly traded partnership. Arent Fox will not review compliance with such requirements on a continuing basis or issue any opinions in the future, unless expressly requested to do so.

June 13, 2012

You should note that the opinions contained herein have no binding effect on the Service or official status of any kind. Thus, in the absence of a letter ruling from the Service, there can be no assurance that the Service will not challenge the conclusions or propriety of any of our opinions, nor can there be assurance that, if challenged, Oil & Gas Fund A will prevail on such issues. In addition, the federal income tax laws are uncertain as to many of the tax matters material to an investment in Oil & Gas Fund A and, therefore, it is not possible to predict with certainty future legal developments, including the manner in which courts will decide various issues if litigated. Accordingly, there can be no assurance of the outcome of the issues on which we are opining.

The foregoing opinions are limited to the United States federal income tax matters addressed herein, and no other opinions are rendered with respect to other federal tax matters or to any issues arising under the tax laws of any other country, or any state or locality. We undertake no obligation to update the opinions expressed herein after the date of this letter. This opinion letter is solely for the information and use of the addressee and the holders of the Interests pursuant to the Prospectus, and it speaks only as of the date hereof. Except as provided in the next paragraph, this opinion letter may not be distributed, relied upon for any purpose by any other person, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without our express written consent.

We hereby consent to the filing of this opinion with the SEC as an exhibit to the Registration Statement and the references to our firm in the Prospectus. In giving this consent, we do not admit that we are in the category of persons whose consent is required by Section 7 of the Act or under the rules and regulations promulgated thereunder by the SEC.

Very truly yours,

/s/ Arent Fox LLP

Arent Fox LLP